Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 2 DATED JUNE 3, 2011
TO THE PROSPECTUS DATED APRIL 29, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2011 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated May 18, 2011. Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the extension of the offering of shares of our common stock until August 24, 2012, unless extended by our board of directors as permitted under applicable law or earlier terminated;

•	the renewal of our advisory agreement; and

•	our entry into an amended and restated dealer manager agreement.

Extension of Public Offering

The fifth paragraph of the cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Shares of our common stock will be offered to investors on a “best efforts” basis through Grubb & Ellis Capital Corporation, our affiliate and an affiliate of our advisor, and the dealer manager for this offering. The minimum initial investment is 250 shares of our common stock, which generally equals a minimum investment of at least $2,500, except for purchases by (1) our existing stockholders, including purchases made pursuant to our distribution reinvestment plan, or the DRIP, and (2) existing investors in other programs sponsored by our sponsor or any of our sponsor’s affiliates, which may be in lesser amounts; provided however, that the minimum initial investment for purchases made by an individual retirement account, or IRA, is 150 shares of our common stock, which generally equals a minimum investment of at least $1,500. We will sell shares of our common stock in this offering until August 24, 2012, unless extended by our board of directors as permitted under applicable law, or extended with respect to shares of our common stock offered pursuant to the DRIP.

The “Questions and Answers About This Offering – How long will this offering last?” section on page 2 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Q:  How long will this offering last?

A:	We will sell shares of our common stock in this offering until the earlier of August 24, 2012, or the date on which the maximum offering amount has been sold; provided, however, that we may extend this offering as permitted under applicable law. We also reserve the right to terminate this offering at any time.

The second paragraph of the “Prospectus Summary – Grubb & Ellis Healthcare REIT II, Inc.” section on page 5 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of May 20, 2011, we had received and accepted subscriptions in this offering for 25,605,950 shares of our common stock, or approximately $255,509,000, excluding shares of our common stock issued pursuant to the DRIP. As of May 20, 2011, 274,394,050 shares remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in this offering until the earlier of August 24, 2012, unless extended by our board of directors as permitted under applicable law, or the date on which the maximum offering amount has been sold.

The second paragraph of the “Plan of Distribution – General” section on page 186 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We will sell shares of our common stock pursuant to the primary offering until the earlier of August 24, 2012, unless extended by our board of directors as permitted under applicable law, or the date on which the maximum offering has been sold. However, we reserve the right to terminate this offering at any time prior to such termination date.

Renewal of Our Advisory Agreement

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Our Advisor” section on page 8 of the prospectus, the “Risk Factors – Investment Risks – Our advisor may be entitled to receive significant compensation in the event of our liquidation or in connection with a termination of the advisory agreement” section beginning on page 22 of the prospectus, the “Risk Factors – Risks Related to Our Business – Our advisor may terminate the advisory agreement, which could require us to pay substantial fees and may require us to find a new advisor” section on page 31 of the prospectus and the “Management of Our Company – The Advisory Agreement” section beginning on page 121 of the prospectus:

On May 31, 2011, our board of directors, including a majority of our independent directors, approved, and on June 1, 2011, we and Grubb & Ellis Healthcare REIT II Holdings, LP entered into, a second amended and restated advisory agreement, or the advisory agreement, with Grubb & Ellis Healthcare REIT II Advisor, LLC, or our advisor, based upon an evaluation of (i) the advisor’s performance to date; (ii) the expenses incurred by us in light of our investment performance, net assets and net income; (iii) the compensation paid to our advisor in relation to the nature and quality of services performed (and such compensation being within the limits prescribed by our charter); (iv) the amount of the fees paid to our advisor in relation to the size, composition and performance of our portfolio; (v) the success of our advisor in generating opportunities that meet our investment objectives; (vi) rates charged to other unaffiliated real estate investment trusts and to investors other than real estate investment trusts by advisors performing the same or similar services; (vii) additional revenues realized by our advisor and its affiliates through their relationship with us, including loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees, whether paid by us or by others with whom we do business; (viii) the quality and extent of service and advice furnished by our advisor; (ix) the performance of our portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and (x) the quality of our portfolio relative to the investments generated by our advisor for its own account. Based on the aforementioned factors and the supervision of our advisor by our independent directors, our independent directors determined that the provisions of the former advisory agreement, as amended, were being carried out, and deemed it to be in our best interest to renew such agreement through the execution of the advisory agreement. The advisory agreement has a term of one year and will terminate on June 1, 2012, unless earlier terminated without cause or penalty by either party, subject to a 60-day transition period with respect to certain provisions of the advisory agreement, or renewed for an additional one-year term upon written mutual consent of the parties to the agreement. As a result, all references in the prospectus to the advisory agreement now refer to the advisory agreement entered into on June 1, 2011.

Entry into an Amended and Restated Dealer Manager Agreement

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Our Dealer Manager” section on page 9 of the prospectus:

On May 31, 2011, our board of directors, including a majority of our independent directors, approved, and on June 1, 2011, we entered into, an amended and restated dealer manager agreement, or the dealer manager agreement, with Grubb & Ellis Capital Corporation. As a result, all references in the prospectus to the dealer manager agreement now refer to the dealer manager agreement entered into on June 1, 2011.

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